[LOGO] WEALTHCRAFT

September 8, 2008

Via EDGAR Transmission and FAX
Mr. Wilson K. Lee
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Wealthcraft Systems, Inc.
      Form 10-KSB for the Year Ended December 31, 2007 (the "10-K") File No.: 000-51575
      Filed March 31, 2008

Ladies and Gentlemen:

      This letter relates to (i) comments from the staff of the Securities and Exchange Commission (the "Commission") to WealthCraft Systems Inc. (the "Company") set forth in the staff's letter to Ms. Xiao Zhen Li, dated August 14, 2008 (the "Comment Letter"), regarding the Company's Annual Report on Form 10-KSB, which was filed on March 31, 2008, and (ii) a dialogue between a representative of the Company's counsel and a representative of the staff of the Commission, which occurred on September 5, 2008. During such dialogue, the staff of the Commission (i) requested that the Company file this letter with the Commission on or before September 8, 2008 and (ii) confirmed that the Company's proposed schedule for responding to the Comment Letter, as set forth in this letter, was acceptable to the Commission.

      The Company hereby confirms:

      1) That the Company has received the Comment Letter.

      2) That the Company is in the process of drafting its response to the Comment Letter.

      3) That the Company will file its response to the Comment Letter via EDGAR on or before September 15, 2008.

Please feel free to contact me with any questions or comments with regard to this matter.

Sincerely,


/s/ Kelly Jay Michael Tallas

Kelly Jay Michael Tallas
President & CEO

cc:  Paul Pollock
     Kelly Jay Michael Tallas
     Xiao Zhen Li

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WealthCraft Systems Inc
Unit A, 9/F On Hing Building, 1 On Hing Terrace, Central, Hong Kong
Ph: +852 35868233 Fax: +852 35853399
http://www.wealthcraft.com